UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.    )*

OYSTER POINT PHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69242L106

(CUSIP Number)

Versant Venture Capital VI, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA  94104

415-801-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69242L106		13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,561,888 shares of common stock(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,561,888 shares of common stock(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,888 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 12.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Venture Capital IV, L.P. (“Versant IV”), Versant Side Fund IV, L.P. (“Side Fund IV”), Versant Ventures IV, LLC (“LLC IV”), Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant IV, Side Fund IV, LLC IV, Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”).  LLC IV is the general partner of  Versant IV and Side Fund IV, and LLC IV has voting and dispositive power over the shares held by Versant IV and Side Fund IV.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant VI.  LLC VI is the general partner of GP VI , which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,888 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,888 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,888 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 12.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant VI.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,561,888 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,561,888 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,888 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 12.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant VI.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

CUSIP No. 69242L106		13D

1.	Name of Reporting Persons Versant Vantage I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,003,658 shares of common stock(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,003,658 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,658 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 4.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Vantage LP.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,003,658 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,003,658 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,658 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 4.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Vantage LP.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,003,658 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,003,658 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,658 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 4.9% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Vantage LP.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,002,298 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,002,298 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,002,298 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Versant IV.  LLC IV is the general partner of Versant IV and has voting and dispositive power over the shares held by Versant IV.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Side Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,438 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,438 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,438 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by Side Fund IV.  LLC IV is the general partner of Side Fund IV and has voting and dispositive power over the shares held by Side Fund IV.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

1.	Name of Reporting Persons Versant Ventures IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,014,736 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,014,736 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,736 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 9.8% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 2,002,298 shares held by Versant IV; and (ii) 12,438 shares held by Side Fund IV.  LLC IV is the general partner of  Versant IV and Side Fund IV, and LLC IV has voting and dispositive power over the shares held by Versant IV and Side Fund IV.

(3) The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

CUSIP No. 69242L106	13D

Explanatory Note:    This 13D relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Oyster Point Pharma, Inc., a Delaware corporation (the “Issuer”).

Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of Oyster Point Pharma, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 202 Carnegie Center, Suite 109, Princeton, New Jersey 08540. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

(a)                                 This Schedule 13D is filed by Versant Venture Capital IV, L.P. (“Versant IV”), Versant Side Fund IV, L.P. (“Side Fund IV”), Versant Ventures IV, LLC (“LLC IV”), Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“GP VI”), Versant Ventures VI GP-GP, LLC (“LLC VI”), Versant Vantage I, L.P. (“Vantage LP”), Versant Vantage I GP, L.P. (“Vantage GP”), Versant Vantage I GP-GP, LLC (“Vantage LLC” and, with Versant IV, Side Fund IV, LLC IV, Versant VI, GP VI, LLC VI, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). LLC IV is the general partner of  Versant IV and Side Fund IV, and LLC IV has voting and dispositive power over the shares held by Versant IV and Side Fund IV.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)                                 The principal business and principal business office of the Reporting Persons is Versant Ventures, One Sansome Street, Suite 3630, San Francisco, CA 94104.

(c)                                  The principal business of the Reporting Persons is venture capital investments.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of the Reporting Persons is incorporated in the state of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

In October 2019, the Issuer’s Board of Directors and stockholders approved an amendment to the Issuer’s amended and restated certificate of incorporation to effect a 2.832861-for-1 reverse stock split of the Issuer’s common stock and redeemable convertible preferred stock, which was effected on October 18, 2019 (the “Reverse Stock Split”).  All share and per share information in this Schedule 13D have been retroactively adjusted to give effect to the Reverse Stock Split.

Between 2016 and 2017 Versant IV and Side Fund IV purchased various convertible notes from the Issuer for an aggregate purchase price of $2,831,468 from the Issuer that were converted into 1,664,779 shares of Series

A convertible preferred stock in October 2017.  In connection with the IPO, the shares of Series A preferred stock held by Versant IV and Side Fund IV automatically converted into an aggregate of 1,664,779 shares of Common Stock.

In October 2017, Versant VI purchased from Issuer an aggregate of 1,941,500 shares of Series A convertible preferred stock for an aggregate purchase price of $11.0 million.  In connection with the IPO, the shares of Series A preferred stock held by Versant VI automatically converted into 1,941,500 shares of Common Stock.

In February 2019 and April 2019, Versant VI and Vantage LP purchased from Issuer an aggregate of 1,061,546 shares of Series B convertible preferred stock for an aggregate purchase price of $15.0 million.  In connection with the IPO, the shares of Series B preferred stock held by Versant VI and Vantage LP automatically converted into 1,061,546 shares of Common Stock.

Versant IV, Versant VI and Vantage LP purchased an aggregate of 590,000 shares of the Issuer’s Common Stock from the underwriters in connection with the Issuer’s initial public offering.  The purchase price per share of such stock was $16.00. The purchase price paid by Versant IV, Versant VI and Vantage LP came from its working capital.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.  Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 4, 2019.  The Reporting Persons collectively beneficially own an aggregate of 5,580,282 shares of the Common Stock of the Issuer, representing 27.1% of the outstanding Common Stock as of November 4, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Versant IV	2,002,298	2,002,298	0	2,002,298	0	2,002,298	9.7%
Side Fund IV	12,438	12,438	0	12,438	0	12,438	0.1%
LLC IV	0	0	2,014,736	0	2,014,736	2,014,736	9.8%
Versant VI	2,561,888	2,561,888	0	2,561,888	0	2,561,888	12.4%
GP VI	0	0	2,561,888	0	2,561,888	2,561,888	12.4%
LLC VI	0	0	2,561,888	0	2,561,888	2,561,888	12.4%
Vantage LP	1,003,658	1,003,658	0	1,003,658	0	1,003,658	4.9%
Vantage GP	0	0	1,003,658	0	1,003,658	1,003,658	4.9%
Vantage LLC	0	0	1,003,658	0	1,003,658	1,003,658	4.9%

(1)   LLC IV is the general partner of  Versant IV and Side Fund IV, and LLC IV has voting and dispositive power over the shares held by Versant IV and Side Fund IV.  LLC VI is the general partner of GP VI, which is the general partner of Versant VI.  LLC VI and GP VI share voting and dispositive power over the shares held by Versant VI.  Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP.  Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP.

(2)   The percentages used herein are calculated based upon 20,612,307 shares issued and outstanding as set forth in the Issuer’s final prospectus as filed with the Securities and Exchange Commission (“SEC”) on October 31, 2019 (the “Final Prospectus”).

(c)                    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)                   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)                    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights

Certain of the Reporting Persons and certain other stockholders of the Issuer entered into an Amended and Restated Investor Rights Agreement dated February 15, 2019 (the “Investor Rights Agreement”), with the Issuer. Under the Investor Rights Agreement, holders of registrable securities (“Holders”), including certain of the Reporting Persons, can demand that the Issuer file a registration statement or request that their registrable shares (the “Registrable Securities”) be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration.

Demand Registration Rights

At any time beginning 180 days after the completion of the IPO, upon the written request of the Holders representing at least 50% of the Registrable Securities, the Issuer is obligated to register the sale of all registrable securities that the holders may request in writing to be registered if the anticipated aggregate offering price would exceed $10 million. The Issuer is required to effect no more than two registration statements that are declared or ordered effective.

Piggyback Registration Rights

If the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act (other than (i) a registration statement relating to any employee benefit plan, (ii) a registration relating to the offer and sale of debt securities, (iii) a registration on any registration form that does not permit secondary sales or (iv) a registration statement on Form S-3 or (ii) a registration statement relating to any employee benefit plan), all Holders of the Issuer’s Common Stock then outstanding can request that the Issuer include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.

Form S-3 Registration Rights

If, at any time beginning 180 days after the completion of the IPO,  the Issuer becomes eligible to file a registration statement on Form S-3 under the Securities Act, subject to specified limitations, a shareholder or a group of shareholders, as defined in the Investor Rights Agreement, may demand in writing that the Issuer register on Form S-3 all or part of the registrable securities held by them so long as the request covers securities the anticipated aggregate public offering price of which is at least $1 million. The Issuer will not be required to effect a registration on Form S-3 if the Issuer has effected two such registrations within the 12 month period preceding the date of the request.

Expenses of Registration

The Issuer will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will expire upon the earlier of (i) five years after the consummation of the IPO, (ii) immediately prior to the completion of certain liquidation events and (iii) as to a given Holder, when such Holder can sell all of such Holder’s Registrable Securities during any 90 period pursuant to Rule 144 promulgated under the Securities Act and such holder holds less than 1% of the Issuer’s outstanding securities.

Lock-Up Agreements

Versant IV, Side Fund IV, Versant VI and Vantage LP (the “Versant Funds”) have entered into a lock-up agreement with the underwriters of the IPO pursuant to which the Versant Funds have generally agreed not to, subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock for a period of 180 days from October 30, 2019, without, in each case, the prior written consent of J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Jaffray & Co.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The foregoing descriptions of the terms of the Investor Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Investor Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2:	Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-234104, filed October 21, 2019).

Exhibit 3:	Form of Lock-up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-234104, filed October 21, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November  14, 2019

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger

Versant Venture Capital IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Oyster Point Pharma, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

November  14, 2019

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger

Versant Venture Capital IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Side Fund IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger